Filed by MGIC Investment Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: MGIC Investment Corporation (Commission File No.: 1-10816)
Radian Group Inc. (Commission File No.: 1-11356)

The following are slides that accompanied a presentation given at the Baird Growth Stock Conference on May 8, 2007.

Curt Culver

Chairman and CEO, MGIC Investment Corporation

R. W. Baird
2007 Growth Conference
Chicago, IL

Additional Information

MGIC Investment Corporation and Radian Group Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission
(the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY
OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR
INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN
IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website
(http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor
Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

Radian and MGIC and their respective directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from Radian stockholders and MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of Radian and MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC (which relates to the merger transaction, Radian’s 2007 annual meeting of stockholders and MGIC’s 2007 annual meeting of stockholders) and in the other relevant documents filed with the SEC.

0.9%

0.8%

76.0

Expenses (millions)

9.5%

-54.9%

$2.3

Bulk NIW   (billions)

31.6%

Flat

$10.4

Flow NIW  (billions)

6.8%

1.0%

$178.3

Insurance in Force  (billions)

-38.9%

-23.4%

$1.14

Earnings per Share (excl. gains)

-64.0%

-70.1%

$14.0

Income From JVs  net of tax (millions)

23.0%

5.7%

$166

Paid Losses (millions)

-3.0%

0.7%

-24.0%

Sequential

  Quarter

   Change

-43.5%

$92.4

Net Income (millions)

$181.8

$369.6

Q1 2007

58.2%

Incurred Losses (millions)

0.2%

Total Revenue (millions)

Year over Year
Change

(1) Financial Highlights are presented on a consolidated basis and include subsidiaries

Financial Highlights(1)
MGIC Investment Corporation

                                                                                                      March 2007                                                                             March 2006

Asset - Size (billions)                                                                       $6.6                                                           $6.3

Investment Portfolio (billions)                                    $5.3                                                                                       $5.2

Shareholder Equity (billions)                                $4.5                                                           $4.2

Net Loss Reserves (millions)                                      $1,127                                                                $1,090

Debt-to-Equity Ratio                                                              13.6%                                                                             14.2%

Risk-to-Capital (consolidated)                                   7.5:1                                                                        7.3:1

(1) Financial Highlights are presented on a consolidated basis and include subsidiaries

Financial Highlights(1)
MGIC Investment Corporation

MGIC
Homeownership Today

14%
12%
10%
8%
6%
4%
2%
8.1%
6.9%
6.9%
8.0%
11.2%
13.0%
5.9%
2000
2001
2002
2003
2004
2005
2006
Annual Change

Product Origination as % of Total Mortgage Origination
BEFORE 2004
AFTER 2004
20%
15%
10%
5%
Subprime
Alt A
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06

Recent Trends Impacting Housing

Source:  OFHEO, Goldman Sachs, April 19, 2007 “Californian Mortgage trends present a risk for Countrywide”

Home Price Appreciation

Alternative Product Sales

Real Estate Markets are Regional not National

4th Quarter 2006 Annualized

Year over Year

Source: March 1, 2007 OFHEO Home Price Data

< 1%

1 - 10%

> 10%

U.S.:

4.4%

MGIC
Homeownership Today

Volume mortgages subject to a payment increase ($billions)
500
450
400
350
300
250
200
150
100
50
0
2007 – ARM Resets and Amortization Starts
2008 – ARM Resets Only
Prime
Alt A
Sub-prime
Non-Securitized
Total

Source: JP Morgan Chase, Credit Suisse, LoanPerformance (October 2006)

Office of the Chief Economist

Why the Worry?

Source:  FHLMC “Economic and Housing Market Outlook” 2007 MBA National Mortgage Servicing Conference & Expo
Amy Crews Cutts, PhD Deputy Chief Economist

MGIC
Homeownership Today

A Shorter Time Period Shows Early-Payment Defaults (EPDs) Accelerating Losses

0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
Cumulative Loss (%)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Age (Months)
'00
'01
'99
'02
'04
'05
'06

Source: Intex and FBR Research

Why the Worry? (1)

(1) Delinquency rates and cumulative loss of sub-prime loans

Credit Quality and Layering of Risk

Low ratios

Excellent,

established credit

Low ratios

Excellent,

established credit

High ratios

Excellent,

established credit

High ratios

Adverse credit

90% LTV

95% LTV

95% LTV

95% LTV

SOURCE:  MGIC

1.0

2.5

4.8

15.0

MGIC
Homeownership Today

8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Relative Risk
4.40
6.80
1.00
1.00
660-700 FICO
700+ FICO
AltA
Full Doc

1
2.9
6.5
10.5
21.1
28.7
>660
620-660
<620
>660
620-660
<620

Documentation and Market Risk

SOURCE:  MGIC

“Stable” Markets

The Nation, excluding
Cal. & N.E.

“Volatile” Markets

Cal. and New England
only

---------------------- FICO Score ----------------------

(relative claim incidence by credit score, 1989-91)

MGIC
Homeownership Today

Chart 1. Unemployment rate, seasonally adjusted, April 2004 – March 2007

Percent
6.5
6.0
5.5
5.0
4.5
4.0
3.5
2005
2006
2007

Chart 2. Nonfarm payroll employment, seasonally adjusted, April 2004 – March 2007

Millions
140.0
138.0
136.0
134.0
132.0
130.0
128.0
2005
2006
2007

Stable Employment Picture

Source:  Bureau of Labor Statistics April 6, 2007 press release

MGIC
Homeownership Today

60+ Day Delinquency Rate vs. Unemployment Rate
Delinquency Rate
Unemployment Rate
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3Q90
3Q91
3Q92
3Q93
3Q94
3Q95
3Q96
3Q97
3Q98
3Q99
3Q00
3Q01
3Q02
3Q03
3Q04
3Q05
3Q06
Delinquency Rate
Unemployment Rate

Sources: Mortgage Bankers Association, Bloomberg, and Piper Jaffray

Employment and Delinquencies

MGIC
Homeownership Today

Housing Affordability Index
150
140
130
120
110
100
90
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07

Source: National Association of REALTORS®

Attractive Rates and Lower Home Prices help Affordability

MGIC
Homeownership Today

$ Trillions
25
20
15
10
5
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Value of Housing Stock¹
Home Equity
Single Family Mortgage Debt ²
$7.2 Trillion
(2001)
$11.0
Trillion
$9.5
Trillion

[1] Value of Housing Stock: Federal Reserve Board's Flow of Funds Accounts, December 7, 2006, Table B.100 (line #4). Note this figure includes homes with and without underlying mortgages. Home equity is the difference between the value of the housing stock and the amount of single-family debt.

[2] Single-family Mortgage Debt Outstanding: Federal Reserve Board's Flow of Funds Accounts, December 7, 2006, Table B.100 (line #32).

2006 data as of September 30, 2006.

SOURCE:  Inside Mortgage Finance, MBAA December Outlook, FHLMC

Tremendous Growth in Equity

MGIC
Homeownership Today

	1991-2000	2001-2010		2001-2005	2006-2010		2006-2015	
Annual Growth Rate (Percent per Year)*								
Households	1.3%	1.2%	1.2%	1.2%	1.1%	1.2%	1.1%	1.2%
Homeownership Rate	0.3%	0.2%	0.4%	0.3%	0.1%	0.4%	0.1%	0.4%
OFHEO Home Price Index	3.7%	5.7%	7.3%	9.6%	2.0%	5.0%	3.5%	6.0%
Debt-to-Value Ratio	0.5%	0.3%	0.8%	0.7%	0.0%	1.0%	0.0%	1.0%
Statistical Discrepancy	1.1%	0.6%	0.9%	1.1%	0.0%	0.0%	0.0%	0.0%
SF Mortgage Debt Outstanding	6.9%	8.0%	10.6%	12.9%	3.2%	7.6%	4.7%	8.6%

** Actual Results through 2005; Fannie Mae forecast 2006 through 2015*

SOURCE:  FNMA, MBAA December Outlook

Range of  MDO Growth Estimates from FNMA as of 10/16/2006

Housing Continues to be a Growth Market

MGIC
Homeownership Today

Millions
35
30
25
20
15
10
5
0
Source: U S Census Bureau and UBS estimates

Homeownership Rate (Percent)
Percentage
80
70
60
50
40
30
20
10
0
Whites
Asians/Others
Hispanics
Blacks
All Minorities
Notes: Whites, blacks and Asians/others are non-Hispanic. Hispanics may be of any race. Asians/others include Pacific Islanders, Aleuts and Native Americans.
Source: Table A-6.

Household Growth (millions)
Homeownership Rate
Millions
16
14
12
10
8
6
4
2
0
%
72
70
68
66
64
62
60
6.6
11
15

Sources:  U.S. Department of Commerce, U.S. Census Bureau for 1980 through June 2002 data; Fannie Mae 2005 Statistical Summary data .

1980’s

2000 - 2010

1990’s

…powered by demographics and increasing homeownership

Population Growth

Additional Drivers of Demand

Baby Boomers

2nd home purchases

Reverse Mortgages

Affordable Housing Initiatives

1st time home buyers

low and moderate income borrowers

Summary

Housing is a growth industry

Positive Demographic Trends

Stable employment trends

Returning to long term appreciation trends

Real Estate is local

Forward-Looking Statements and Risk Factors

Our revenues and losses could be affected by the risk factors discussed below that are applicable to us, and our income from joint ventures could be affected by the risk factors discussed below that are applicable to C-
BASS and Sherman. These risk factors should be reviewed in connection with this press release and our periodic reports to the Securities and Exchange Commission. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as we “believe”, “anticipate” or “expect”, or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements were made.

Deterioration in home prices in the segment of the market we serve, a downturn in the domestic economy or changes in our mix of business may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors.

The mix of business we write also affects the likelihood of losses occurring. In recent years, the percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim has continued to increase. These segments include loans with LTV ratios over 95% (including loans with 100% LTV ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.

Approximately 7% of our primary risk in force written through the flow channel, and 72% of our primary risk in force written through the bulk channel, consists of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). (We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing.) We believe that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of “interest-only” loans (which may also be ARMs)
and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006. Because interest-only loans and pay option ARMs are a relatively recent development, we have no data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

 • lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value (“LTV”) ratio and a second mortgage with a 10%, 15% or 20% LTV ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100%

     LTV ratio that has private mortgage insurance,

  • lenders and other investors holding mortgages in portfolio and self-insuring,

 • investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

 • lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, we believe that piggyback loans are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use is primarily by borrowers with higher credit scores. During the fourth quarter of 2004, we introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products. This program accounted for 10.4% of flow new insurance written in the first quarter of 2007 and 9.1% and 6.5% of flow new insurance written in 2006 and 2005, respectively.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “The mortgage insurance industry is subject to risk from private litigation and regulatory proceedings” below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

• PMI Mortgage Insurance Company,

• Genworth Mortgage Insurance Corporation,

• United Guaranty Residential Insurance Company,

• Radian Guaranty Inc.,

• Republic Mortgage Insurance Company,

• Triad Guaranty Insurance Corporation, and

• CMG Mortgage Insurance Company.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

 • the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

 • mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At March 31, 2007 persistency was at 70.3%, compared to the record low of
44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will approach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

 • the level of home mortgage interest rates,

  • the health of the domestic economy as well as conditions in regional and local economies,

  • housing affordability,

  • population trends, including the rate of household formation,

  • the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTV ratios that require private mortgage insurance, and

  • government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer’s overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer’s overall results from such a lower contribution may be offset by decreases in the mortgage insurer’s expenses that are unrelated to claim or default activity, including those related to lower volume.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The business practices of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), each of which is a government sponsored entity (“GSE”), affect the entire relationship between them and mortgage insurers and include:

 • the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

 • whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

 • whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a “AAA” claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

 • the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

 • the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

 • the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as
FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. In December 2006, class action litigation was separately brought against three large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us. In 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which we were not a party that may make it more likely that we will be subject to litigation regarding when notices to borrowers are required by FCRA. The Supreme Court of the United States is reviewing this case, with a decision expected in the second quarter of 2007.

In June 2005, in response to a letter from the New York Insurance Department (the “NYID”), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MDC”), which regulates insurance, we provided the MDC with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MDC. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development (“HUD”) as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of  these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

HUD regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in
March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (BCBS) developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the BCBS issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations will subject us to numerous risks.

We have committed significant resources to begin international operations, initially in Australia, where we expect to start to write business in the second quarter of 2007. We plan to expand our international activities to other countries. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including:

 • risks of war and civil disturbances or other events that may limit or disrupt markets;

 • dependence on regulatory and third-party approvals;

 • changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies;

 • challenges in attracting and retaining key foreign-based employees, customers and business partners in international markets;

 • foreign governments’ monetary policies and regulatory requirements;

 • economic downturns in targeted foreign mortgage origination markets;

 • interest-rate volatility in a variety of countries;

• the burdens of complying with a wide variety of foreign regulations and laws, some of which may be materially different than the regulatory and statutory requirements we face in our domestic business, and which may change unexpectedly;

 • potentially adverse tax consequences;

• restrictions on the repatriation of earnings;

• foreign currency exchange rate fluctuations; and

 • the need to develop and market products appropriate to the various foreign markets.

Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

Our proposed merger with Radian could adversely affect us.

On February 6, 2007, we entered into a definitive agreement under which Radian Group, one of our mortgage insurance competitors, would merge into us. We expect the merger to occur late in the third quarter or early in the fourth quarter of 2007. Completion of the merger is subject to various conditions, including the approval by our and Radian’s stockholders, as well as regulatory approvals. There is no assurance that the merger will be approved, and there is no assurance that the other conditions to the completion of the combination will be satisfied. If the merger is not completed, we will be subject to risks such as the following:

 • because the current price of our common stock may reflect a market assumption that we will complete the merger, a failure to complete the combination could result in a negative perception of us and a decline in the price of our common stock;

• we will have certain costs relating to the merger that will increase our expenses;

 • the merger may distract us from day-to-day operations and require substantial commitments of time and resources by our personnel, which they otherwise could have devoted to other opportunities that could have been beneficial to us; and

 • we expect some lenders will reallocate mortgage insurance business to competitors of MGIC and Radian as a result of the merger.

In addition, if the merger is completed, we may not be able to efficiently integrate Radian’s businesses with ours or we may incur substantial costs and delays in integrating Radian’s businesses with ours. Radian’s business includes financial guaranty insurance, a business in which we have not previously engaged and which has characteristics that are different from mortgage guaranty insurance.

Certain rating agencies rate the financial strength rating of Radian’s mortgage insurance operations Aa3 (or its equivalent). We expect that upon completion of the merger these rating agencies will downgrade our financial strength rating so that it is the same as Radian’s. We do not expect such a downgrade to affect our business. However, our ability to continue to write new mortgage insurance business depends on our maintaining a financial strength rating of at least Aa3 (or its equivalent). Therefore, any further downgrade would have a material adverse affect on us.

Our income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses.

C-BASS: Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages. C-BASS is particularly exposed to funding risk and to credit risk through ownership of the higher risk classes of mortgage backed securities from its own securitizations and those of other issuers. In addition, C-BASS’s results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meet its return targets. C-BASS’s mortgage purchases in 2005 and 2006 have primarily been of subprime mortgages, which bear a higher risk of default. Further, a higher proportion of subprime mortgage originations in 2005 and in 2006, as compared to 2004, were interest-only loans, which C-BASS views as having greater credit risk. C-
BASS has not purchased any pay option ARMs, which are another type of higher risk mortgage. Credit losses are affected by housing prices. A higher house price at default than at loan origination generally mitigates credit losses while a lower house price at default generally increases losses. Over the last several years, in certain regions home prices have experienced rates of increase greater than historical norms and greater than growth in median incomes. During the period 2003 to the fourth quarter of 2006, according to the Office of Federal Housing Oversight, home prices nationally increased 37%. Since the fourth quarter of 2006, according to published reports, home prices have declined in certain areas and have experienced lower rates of appreciation in others.

With respect to liquidity, the substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is dependent on the value of the collateral that secures this debt. C-BASS maintains substantial liquidity to cover margin calls in the event of substantial declines in the value of its mortgages and securities. While C-BASS’s policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available. Further, at March 31, 2007, approximately 60% of C-BASS’s financing has a term of less than one year, and is subject to renewal risk.

At the end of each financial statement period, the carrying values of C-BASS’s mortgage securities are adjusted to fair value as estimated by C-BASS’s management. Increases in credit spreads between periods will generally result in declines in fair value that are reflected in C-BASS’s results of operations as unrealized losses. Increases in spreads can also result in unrealized losses in C-BASS’s whole loans, which are carried at the lower of cost or fair value as estimated by C-BASS’s management.

The interest expense on C-BASS’s borrowings is primarily tied to short-term rates such as LIBOR. In a period of rising interest rates, the interest expense could increase in different amounts and at different rates and times than the interest that C-BASS earns on the related assets, which could negatively impact C-BASS’s earnings.

Since 2005, there has been an increasing amount of competition to purchase subprime mortgages, from mortgage originators that formed real estate investment trusts and from firms, such as investment banks and commercial banks, that in the past acted as mortgage securities intermediaries but which are now establishing their own captive origination capacity. Many of these competitors are larger and have a lower cost of capital.

Sherman: Sherman Financial Group LLC (“Sherman”) is engaged in the business of purchasing and servicing delinquent consumer assets, and in originating and servicing subprime credit card receivables. Among other factors. Sherman’s results are sensitive to its ability to purchase receivable portfolios on terms that it projects will meet its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased.